UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 21, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Relaxation for listing of warrants

June 21, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Sub:	Relaxation for listing of warrants.

Ref:

Composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”) (“Proposed Amalgamation”).

This is in connection with our letter dated April 04, 2022 informing about the decision taken by the Board of Directors of HDFC Bank approving the Scheme under Sections 230 to 232 of the Companies Act, 2013, and rules and regulations thereunder, subject to receipt of various statutory and regulatory approvals.

In relation to the outstanding listed warrants that have been issued by HDFC Limited and which will continue in the name of HDFC Bank on the effective date of the Scheme (“Effective Date”), HDFC Bank had, in relation to the proposed listing of warrants in the name of HDFC Bank, made an application to Securities and Exchange Board of India (“SEBI”) through the stock exchange under Rule 19(7) of SCRR for relaxation of strict enforcement of Rule 19(2)(b) of the SCRR.

In this regard, we would like to inform you that BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) , vide their letters dated June 21, 2023, has informed HDFC Bank that SEBI vide its letter dated June 21, 2023 has granted relaxation from applicability of Rule 19(2)(b) of the SCRR, subject to certain conditions mentioned therein.

Subsequent to the Effective Date and post the listing of the warrants in the name of HDFC Bank, the warrants will continue to be traded, from the trading date in relation to such listing, under the name of HDFC Bank and the warrant holders shall be entitled to exchange warrants for equity shares of HDFC Bank on the basis of share exchange ratio as per the Scheme, till August 10, 2023.

We request you to bring the above to the notice of all concerned.

Thank you.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary